

Mail Stop: 3628

September 13, 2017

<u>Via E-mail</u>
Anthony Sfarra
President
Wells Fargo Commercial Mortgage Securities, Inc.
c/o Wells Fargo Bank, National Association, as Certificate Administrator
9062 Old Annapolis Road
Columbia, MD 21045

      Re: **WFRBS Commercial Mortgage Trust 2013-C14**
             Form 10-K for Fiscal Year Ended December 31, 2016
             Filed March 27, 2017
             File No. 333-172366-07

             WFRBS Commercial Mortgage Trust 2013-C18
             Form 10-K for Fiscal Year Ended December 31, 2016
             Filed March 23, 2017
             File No. 333-172366-11

Dear Mr. Sfarra:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        /s/ M. Hughes Bates

                        M. Hughes Bates
                        Special Counsel
                        Office of Structured Finance

cc: Jeff Blake, Wells Fargo
        David Burkholder, Cadwalader, Wickersham & Taft LLP